Annual Shareholder Meeting Results

PIMCO Strategic Income Fund, Inc., PIMCO Global StocksPLUS
& Income Fund and PIMCO Dynamic Income Fund held their annual meetings of shareholders on June 30, 2016. Shareholders voted as indicated below.

PIMCO Dynamic Income Fund

Re-election of Hans W. Kertess-Class II to serve until the annual meeting held during the 2018-2019 fiscal year
                          Withheld
Affirmative              Authority
38,194,168                782,953

Re-election of Alan Rappaport-Class II to serve until the annual meeting held during the 2018-2019 fiscal year
38,179,416                797,705

Re-election of William B. Ogden, IV-Class II to serve until the annual Meeting held during the 2018-2019 fiscal year
38,189,426                787,695

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford
K. Gallagher,James A. Jacobson, John C. Maney and Craig A. Dawson continued to serve as Trustees of the Fund.